UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.

(Exact Name of the Registrant as Specified in the Charter)

America Mobile

(Translation of Registrant’s Name into English)

Lago Zurich 245

Plaza Carso / Edificio Telcel, Piso 16

Colonia Ampliación Granada, Miguel Hidalgo

11529 Mexico City, Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Mexico City - América Móvil, S.A.B. de C.V. (“América Móvil”) [BMV: AMX] [NYSE: AMX, AMOV], announced today its financial and operating results for the third quarter of 2021.

4.2M wireless net adds and 57k new RGUs

We added 4.2 million wireless subscribers in the third quarter, including 2.2 million postpaid clients. Roughly half the new postpaid clients came from Brazil, with Colombia contributing 313 thousand subs and Peru 262 thousand. Mexico was the leader in prepaid, with 577 thousand net adds, followed by Brazil with 307 thousand.

On the fixed-line platform we gained 57 thousand new RGUs. Broadband additions totaled 252 thousand, whereas disconnections of PayTV and voice accesses added up to 196 thousand.

Service revenues +4.5% YoY at constant exchange rates

Revenue totaled 253.4 billion pesos, a 2.6% decline in nominal peso terms, with service revenue falling 2.1%. At constant exchange rates service revenue actually increased 4.5% year-on-year.

Mobile service revenue +5.9% YoY at constant exchange rates

Mobile service revenue were up 5.9% year-on-year at constant exchange rates with prepaid revenue rising 5.4% and postpaid revenue 6.4%. Mexico and Brazil both increased their mobile service revenue 9%.

Fixed-line service revenue increased 1.6% as fixed-broadband and corporate network revenue expanded 5.6% and 4.6% respectively while PayTV revenue fell 5.2%.

EBITDA +7.5% YoY at constant exchange rates

EBITDA came in at 87.6 billion pesos, up 1.3% annually in nominal peso terms and 7.5% higher at constant exchange rates on the back of revenue expansion and cost control. The EBITDA margin jumped 1.3 percentage points to 34.6%—it was our highest EBITDA margin in nine years. Mexico, Central America, the Dominican Republic and Peru drove the margin expansion.

Operating profit +10.4% YoY at constant exchange rates

Our operating profit, 47.2 billion pesos, rose 4.7% in peso terms and 10.4% at constant exchange rates as depreciation and amortization charges declined 2.5% in peso terms.

Comprehensive financing costs amounted to 25.1 billion pesos, 11.9% more than a year before, mostly driven by an 11.6 billion pesos foreign exchange loss which resulted from the appreciation of the U.S. dollar in the quarter. Our net interest expense was down 12.1%.

Net profit of MxP 16Bn

At 15.8 billion pesos, our net profit was down 16.4% from the year-earlier quarter. It was equivalent to 24 peso-cents per share and 24 dollar-cents per ADR.

Shareholder distributions, MxP 37Bn; share buybacks, MxP 22.4Bn

In the nine months to September our cash flow helped us cover capital expenditures of 91.5 billion pesos, shareholder distributions of 37.4 billion pesos, pay down 14.5 billion pesos in labor obligations and reduce our net debt by 37.6 billion pesos in flow terms.

Net debt to EBITDA at 1.55x

Our net debt excluding leases stood at 487.6 billion pesos at the end of September; it was equivalent to 1.55 times LTM EBITDAaL (after leases).

We will host our conference call to discuss 3Q21 financial and operating results on October 20th at 9:00 am Mexico City time. To access the call please log on to www.americamovil.com/investors

The reported figures for Argentina corresponding to the third quarter of 2021 are presented in accordance with a) IAS29 reflecting the effects of the adoption of inflationary accounting that became mandatory after the Argentinean economy was deemed to be hyperinflationary in the third quarter of 2018 and b) IAS21 translated to Mexican pesos using the end-of-period exchange rate.

All comparisons at constant exchange rates for America Movil’s consolidated figures will exclude Argentina to ensure consistency.

América Móvil Fundamentals 3Q21 3Q20 Earnings per Share (Mex$) (1) 0.24 0.28 Earning per ADR (US$) (2) 0.24 0.26 EBITDA per Share (Mex$) (3) 1.33 1.30 EBITDA per ADR (US$) 1.33 1.18 Net Income (millions of Mex$) 15,811 18,902 Average Shares Outstanding (billion) 65.80 66.37 Shares Outstanding End of Period (billion) 65.45 66.44 (1) Net Income / Average Shares outstanding (2) 20 shares per ADR (3) EBITDA/ Average Shares Outstanding América Móvil’s Subsidiaries as of September 2021 Country Equity Brand Business Participation Mexico Telcel wireless 100.0% Telmex wireline 98.8% Sección Amarilla other 100.0% Telvista other 90.0% Argentina Claro wireless 100.0% Telmex wireline 100.0% Brazil Claro wireless/wireline 99.6% Chile Claro wireless 100.0% Telmex wireline 100.0% Colombia Claro wireless/wireline 99.4% Costa Rica Claro wireless 100.0% Dominicana Claro wireless/wireline 100.0% Ecuador Claro wireless/wireline 100.0% El Salvador Claro wireless/wireline 95.8% Guatemala Claro wireless/wireline 99.3% Honduras Claro wireless/wireline 100.0% Nicaragua Claro wireless/wireline 99.6% Panama Claro wireless/wireline 100.0% Paraguay Claro wireless/wireline 100.0% Peru Claro wireless/wireline 100.0% Puerto Rico Claro wireless/wireline 100.0% Uruguay Claro wireless/wi rei in e 100.0% USA Tracfone wireless 100.0% Netherlands KPN wireless/wi rei in e 21.1% Austria Telekom Austria wireless/wi rei ine 51.0%

Relevant Events

América Móvil to sell Claro Panama to Cable and Wireless

On September 15th we announced that we entered into an agreement with Cable & Wireless Panama, S.A. an affiliate of Liberty Latin America LTD., to sell our 100% interest in Claro Panama, S.A. The agreed purchase price is Us$200 million on a cash/debt free basis. The closing of the transaction is subject to customary conditions for this type of transactions, including obtaining required governmental approvals.

América Móvil’s shareholders approve Latam tower spin-off

On September 29th we announced that shareholders representing approximately 98% of our capital stock approved the spin-off of approximately 36,000 telecommunications towers and other associated passive infrastructure deployed in 15 countries in Latin American. By virtue of the spin-off, AMX will contribute to Sitios Latinoamérica, S.A.B. de C.V. a portion of its capital stock, assets and liabilities. The spin-off is subject to customary conditions and adjustments for corporate reorganizations and shall comply with applicable requirements under the laws of Mexico and the jurisdictions where the telecommunications towers are located.

América Móvil’s & Liberty Latam to combine their Chilean operations

Also, on September 29th Liberty Latin America and América Móvil announced an agreement to combine their respective Chilean operations, VTR and Claro Chile, to form a 50:50 joint venture. The proposed transaction combines the complementary operations of VTR, a leading provider of high-speed consumer fixed products, such as broadband and Pay TV services, where it connects close to 3 million subscribers nationwide, and Claro Chile, one of Chile’s leading telecommunications service providers with over 6.5 million mobile customers, to create a business with greater scale, product diversification, and a capital structure that will enable significant investment for fixed fiber footprint expansion and to be at the forefront of 5G mobile delivery. Completion of the transaction is subject to certain customary closing conditions, including regulatory approvals, and is expected to close in the second half of 2022.

América Móvil’s Investor Day

On October 5th we held our first Investor Day in four years. It took place in New York City with various investors and analysts present. It was transmmited by webcast and was watched by close to 200 hundred investors and analysts in all. The presentations are available on our website (www.americamovil.com).

Access Lines

2.2M postpaid net adds

In the third quarter we added 4.2 million wireless subscribers—of which 2.2 million were postpaid clients—ending September with 301.9 million subscribers, 7.6% more than a year before. Roughly half the new postpaid clients came from Brazil, with Colombia contributing 313 thousand subs and Peru 262 thousand. Chile and Austria each contributed 140 thousand postpaid subs.

Mexico, Brazil and Colombia altogether added 1.1M prepaid net adds

Mexico led the way in prepaid, with 577 thousand net adds, followed by Brazil with 307 thousand and Argentina 270 thousand. Colombia, Ecuador, the Central American block and our European operations each obtained around 200 thousand new prepaid clients.

252k new broadband clients, with Mexico adding almost 100k

On the fixed-line platform we gained 57 thousand new RGUs, with broadband accesses increasing by 252 thousand and with net disconnections of PayTV and land-lines of 104 and 92 thousand accesses respectively. Argentina added 173 thousand RGUs and Colombia 116 thousand; Brazil for its part disconnected 325 thousand.

Mexico contributed close to 40% of the new broadband accesses, with Telmex adding almost 100 thousand and Argentina gaining 73 thousand. As for PayTV, disconnections were essentially in Brazil, with 181 thousand; the rest of the operations in the aggregate added 77 thousand clients.

Wireless subscribers as of September 2021 Total(1) (Thousands) Country Sep ‘21 Jun ‘21 Var.% Sep ‘20 Var.% Argentina, Paraguay and Uruguay 25,949 25,541 1.6% 23,996 8.1 % Austria 7,638 7,484 2.1% 6,930 10.2 % Brazil 69,213 67,772 2.1% 60,005 15.3 % Central America 16,165 15,912 1.6% 14,533 11.2 % Caribbean 6,876 6,713 2.4% 6,237 10.3 % Chile 6,818 6,746 1.1% 6,505 4.8 % Colombia 34,356 33,844 1.5% 32,024 7.3 % Eastern Europe 15,094 14,841 1.7% 14,679 2.8 % Ecuador 8,547 8,308 2.9% 7,822 9.3 % Mexico 79,315 78,742 0.7% 76,563 3.6 % Peru 11,810 11,501 2.7% 10,552 11.9 % USA 20,149 20,334 -0.9% 20,876 -3.5 % Total Wireless Lines 301,928 297,737 1.4% 280,722 7.6 % Includes total subscribers of all companies in which America Movil holds an economic interest; does not consider the date in which the companies started being consolidated. Fixed-Line and Other Accesses (RCUs) as of September 2021 Total(1) (Thousands) Country Sep ‘21 Jun ‘21 Var.% Sep ‘20 Var.% Argentina, Paraguay and Uruguay 1,860 1,679 10.8% 1,385 34.3 % Austria 3,063 3,086 -0.7% 3,152 -2.8 % Brazil 31,600 31,926 -1.0% 32,952 -4.1 % Central America 4,380 4,327 1.2% 4,227 3.6 % Caribbean 2,630 2,615 0.6% 2,532 3.8 % Chile 1,345 1,372 -1.9% 1,391 -3.3 % Colombia 8,789 8,673 1.3% 8,155 7.8 % Eastern Europe 2,992 2,986 0.2% 2,914 2.7 % Ecuador 512 493 3.9% 446 14.7 % Mexico 21,546 21,536 0.0% 22,011 -2.1 % Peru 1,886 1,855 1.7% 1,787 5.5 % Total RCUs 80,604 80,547 0.1% 80,953 -0.4% (1) Fixed Line, Broadband and Television (Cable & DTH).

América Móvil Consolidated Results

During the third quarter supply shortages were prevalent in several industries at a global level, helping inflation data continue to surpass estimates in the U.S. and other countries. The market consensus appeared to shift in favor of the Fed and other monetary authorities moving more rapidly than anticipated to ease the expansion of the monetary base and set the base for interest rates to begin to rise. In this context ten-year interest rates on U.S. Government Notes experienced a marked correction just prior to the end of the quarter, helping strengthen the U.S. dollar vs. most currencies, including the euro and several Latin American ones, closing the quarter higher vis-à-vis all of them.

Service revenue +4.5% YoY at constant Fx

Our revenue totaled 253.4 billion pesos in the quarter, a 2.6% decline in nominal peso terms, with service revenue falling 2.1%. At constant exchange rates service revenue actually increased 4.5% year-on-year, slightly less than in the second quarter—it had marked the highest point of the revenue rebound since it was that period of 2020 that was most affected by the pandemic—but much higher than the 1.2% posted in the first quarter.

The difference between the nominal peso figures and those at constant exchange rates reflects the appreciation of the Mexican peso vis-à-vis all other currencies in our region throughout the period of comparison, with the peso gaining 10.2% vs. the dollar, 9.3% vs. the euro, 25.8% vs. the Peruvian sol, 13.6% vs. the Colombian peso and 7.2% vs. the Brazilian real.

Mobile service revenue +5.9% YoY

Mobile service revenue was up 5.9% year-on-year at constant exchange rates with prepaid revenue rising 5.4% and postpaid revenue 6.4%. Mexico and Brazil both increased their mobile service revenue 9% with Peru posting 15.8% and El Salvador 12.8%. Among our European operations Bulgaria, Croatia, Macedonia and Serbia all registered better than 10% revenue increases. At 6.9%, Austria’s revenue growth was buoyed by 5G services and fixed-mobile devices.

Broadband and corporate network revenue up 5.6% and 4.6% YoY, respectively

Fixed-line service revenue increased 1.6% as fixed-broadband and corporate network revenue expanded 5.6% and 4.6%, respectively and PayTV revenue fell 5.2%, with clients in Brazil continuing to revise down the cost of their PayTV plans reflecting a greater share of content coming from streaming services as opposed to the traditional multichannel offerings. On the fixed-line platform revenue growth was noteworthy in Peru, 18.8%, and Colombia, 9.8%, with Bulgaria posting 15.5% growth and Belarus and Serbia expanding their revenue more than 20%.

Costs and expenses were up 1.9% at constant exchange rates with expenses increasing 0.7%. Bad debt provisions were reduced 47%.

EBITDA margin, 34.6%, highest in nine years

EBITDA came in at 87.6 billion pesos, a 1.3% increase over the year-earlier quarter in nominal peso terms and a 7.5% rise at constant exchange rates as service revenue expanded twice as rapidly as costs and expenses. Our EBITDA margin jumped to 34.6% from 33.2% the prior year—it was our highest EBITDA margin in nine years. Mexico, Central America, the Dominican Republic and Peru were behind this margin expansion, having the first three of them registered three percentage-point improvements, and Peru’s 2.5.

América Móvil’s Income Statement Millions of Mexican pesos 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Service Revenue 211,482 216,113 -2.1% 628,056 645,083 -2.6 % Equipment Revenue 39,978 42,636 -6.2% 120,330 112,814 6.7 % Total Revenue* 253,375 260,212 -2.6% 754,068 761,857 -1.0 % Cost of Service 75,794 76,755 -1.3% 225,793 229,528 -1.6 % Cost of Equipment 39,662 43,779 -9.4% 121,398 119,507 1.6 % Selling, General & Administrative Expenses 49,395 52,088 -5.2% 148,829 162,796 -8.6 % Others 934 1,089 -14.3% 3,853 3,289 17.2 % Total Costs and Expenses 165,784 173,711 -4.6% 499,874 515,120 -3.0 % EBITDA 87,590 86,501 1.3% 254,194 246,737 3.0% % of Total Revenue 34.6% 33.2% 33.7% 32.4 % Depreciation & Amortization 40,348 41,394 -2.5% 121,098 121,811 -0.6 % EBIT 47,243 45,107 4.7% 133,096 124,926 6.5% % of Total Revenue 18.6% 17.3% 17.7% 16.4 % Net Interest Expense 7,291 8,298 -12.1% 24,396 26,650 -8.5 % Other Financial Expenses 6,158 6,572 -6.3% 12,458 -15,181 182.1 % Foreign Exchange Loss 11,607 7,511 54.5% 6,891 101,610 -93.2 % Comprehensive Financing Cost (Income) 25,055 22,381 11.9% 43,744 113,079 -61.3 % Income & Deferred Taxes 4,708 2,169 117.1% 25,028 -1,696 n.m. Net Income before Minority Interest and Equity Participation in Results of Affiliates 17,479 20,557 -15.0% 64,323 13,542 375.0 % Equity Participation in Results of Affiliates 103 1 n.m. 119 -283 141.9 % Minority Interest -1,771 -1,655 -7.0% -4,005 -3,718 -7.7 % Net Income 15,811 18,902 -16.4% 60,437 9,540 n.m. *Total revenues include Other Revenues. n.m. Not meaningful.

We obtained an operating profit of 47.2 billion pesos in the third quarter: it rose 4.7% in peso terms and 10.4% at constant exchange rates in relation to the prior year as depreciation and amortization charges declined 2.5% in peso terms.

Our comprehensive financing cost amounted to 25.1 billion pesos, 11.9% more than a year before, mostly driven by an 11.6 billion pesos foreign exchange loss which resulted from the appreciation of the U.S. dollar in the quarter. Our net interest expense was down 12.1%.

Balance Sheet - América Móvil Consolidated Millions of Mexican Pesos Sep ‘21 Dec ‘20 Var.% Sep ‘21 Dec ‘20 Var.% Current Assets Current Liabilities Cash, Marketable Securities & Other Short Term Investments 98,242 90,554 8.5 % Short Term Debt* 147,232 148,083 -0.6 % Accounts Receivable 218,242 228,906 -4.7 % Lease-Related Debt 27,341 25,068 9.1 % Other Current Assets 14,746 10,385 42.0 % Accounts Payable 255,125 237,287 7.5 % Inventories 35,472 30,377 16.8 % Other Current Liabilities 104,351 96,872 7.7% 366,703 360,223 1.8% 534,049 507,311 5.3 % Non Current Assets Non Current Liabilities Plant & Equipment, gross 1,368,727 1,355,801 1.0 % Long Term Debt 438,618 480300 -8.7% -Depreciation 659,395 632,871 4.2 % Lease-Related Debt 73,001 84,259 -13.4 % Plant & Equipment, net 707,199 722,930 -2.2 % Other Liabilities 234,507 238,061 -1.5 % Rights of Use 92,095 101,977 -9.7% 746,126 802,620 -7.0 % Investments in Affiliates 1,747 1,830 -45 % Deferred Assets Goodwill (Net) 139,845 143,053 -2.2 % Intangible Assets 124,456 133,457 -6.7 % Shareholder’s Equity 322,241 315,118 2.3 % Deferred Assets 170,370 161,579 5.4 % Total Assets 1,602,416 1,625,048 -1.4 % Total Liabilities and Equity 1,602,416 1,625,048 -1.4% *lncludes current portion of Long Term Debt.

At 15.8 billion pesos, our net profit was down 16.4% from the year-earlier quarter. It was equivalent to 24 peso-cents per share and 24 dollar-cents per ADR.

Net debt to EBITDA at 1.55x

In the nine months to September our cash flow helped us cover capital expenditures of 91.5 billion pesos, distribute 37.4 billion pesos to our shareholders by way of dividends and share buybacks—the latter amounted to 22.4 billion pesos—pay down 14.5 billion pesos in labor obligations and reduce our net debt by 37.6 billion pesos in flow terms. Our net debt stood at 587.9 billion pesos at the end of September, or 487.6 billion excluding leases. The latter amount was equivalent to 1.55 times LTM EBITDAaL. Relative to December it was down 59.2 billion pesos.

Financial Debt of América Móvil* Millions Sep -21 Dec -20 Peso - denominated debt (MxP) 73,798 78,383 Bonds(1) 51,518 51,283 Banks and others 22,280 27,100 U.S. Dollar - denominated debt (USD) 9,376 9,351 Bonds 9,351 9,351 Banks and others 25 0 Euro - denominated Debt (EUR) 9,197 9,780 Bonds 9,197 8,100 Commercial Paper 0 1,680 Banks and others 0 0 Sterling - denominated Debt (GBP) 2,200 2,200 Bonds 2,200 2,200 Reais - denominated Debt (BRL) 5,860 8,475 Bonds 5,860 8,475 Banks and others 0 0 Debt denominated in other currencies’2’ (MxP) 23,335 32,610 Bonds 6,135 6,590 Banks and others 17,200 26,020 Total Debt (MxP) 585,850 628,383 Cash, Marketable Securities and Short Term Financial Investments (MxP) 98,242 90,554 Net Debt (MxP) 487,608 537,829 *This table does not include the effect of forwards and derivatives used to hedge our foreign exchange exposure. It includes financial debt of Telekom Austria. (1) Includes the effect of inflation-linked debt. (2) Includes Peruvian soles and Chilean pesos.

Mexico

577k prepaid net adds and 94k new broadband clients

In the third quarter we added 577 thousand prepaid subscribers and lost four thousand postpaid clients to finish September with 79.3 million wireless subscribers, 3.6% more than a year before. On the fixed-line platform we gained 94 thousand new broadband clients and reduced by 84 thousand the number of land-lines, to end the period with 21.5 million accesses.

Service revenue up 6.4% YoY. ARPU of 159MxP, +4.9% YoY

Third quarter revenues, 73.9 billion pesos, were up 1.0% year-over-year as service revenue climbed 6.4% and equipment revenue fell 16.0%. Mobile service revenue growth stood at 8.9%, with prepaid revenue jumping 12.1% and that from postpaid clients increasing 4.7%. Mobile ARPU reached 159 pesos, 4.9% more than a year before, with churn almost unchanged in the period.

Fixed-line service revenue up 1.9%

Fixed-line service revenue was up 1.9%, on the back of fixed-broadband services and corporate network whose revenue increased 3.2% and 2.2%, respectively. Streaming bundles continued to do well underpinning the growth of broadband revenue.

EBITDA +8.8% YoY, EBITDA margin at 40.5%

EBITDA came in at 30 billion pesos, 8.8% higher than in the year-earlier quarter, with the EBITDA margin reaching 40.5%, a 2.9 percentage-point expansion in the period. Our operating profit totaled 22.2 billion pesos, having risen 12.0%.

INCOME STATEMENT - Mexico Millions of MxP 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 73,918 73,187 1.0% 220,675 209,253 5.5 % Total Service Revenue 56,402 52,992 6.4% 166,663 159,511 4.5 % Total Equipment Revenues 16,584 19,745 -16.0% 51,150 48,184 6.2 % Wireless Revenue 53,891 54,031 -0.3% 160,452 150,522 6.6 % Service Revenue 37,429 34,378 8.9% 109,667 102,787 6.7 % Equipment Revenue 16,462 19,653 -16.2% 50,784 47,734 6.4 % Fixed Line Revenue 19,095 18,705 2.1% 57,361 57,173 0.3 % Service Revenue 18,973 18,613 1.9% 56,996 56,724 0.5 % Equipment Revenue 121 92 31.8% 366 449 -18.6 % EBITDA 29,961 27,525 8.8% 88,169 79,717 10.6% % total revenue 40.5% 37.6% 40.0% 38.1 % EBIT 22,203 19,819 12.0% 64,987 56,511 15.0% % total revenue 30.0% 27.1% 29.4% 27.0% “Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Mexico Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 79,315 76,563 3.6 % Postpaid 14,553 14,485 0.5 % Prepaid 64,762 62,077 4.3 % ARPU (MxP) 159 152 4.9 % Churn (%) 3.4% 3.3% 0.1 Revenue Generating Units (RGUs)* 21,546 22,011 -2.1 % Fixed Lines 11,498 12,032 -4.4 % Broadband 10,048 9,978 0.7% * Fixed Line and Broadband.

Brazil

1.1M postpaid and 307k prepaid net adds

Our Brazilian operation picked up 1.1 million postpaid and 307 thousand prepaid subscribers in the third quarter. At the end of September it had nearly 70 million subscribers, with its postpaid base having increased 19.6% from a year before. On the fixed-line platform it lost 20 thousand fixed-broadband accesses and 181 thousand PayTV clients.

Mobile service revenue +9.0% YoY with postpaid revenue +11%

Third quarter revenue was up 0.4% to 9.8 billion reais, as service revenue expanded 1.1% and equipment revenue declined 22.7%. Service revenue increased rapidly on the mobile platform, 9.0%—its second better performance over the last five quarters—falling 5.0% on the fixed-line platform, a pace of decline similar to that seen over the last several quarters.

Mobile revenue were driven by postpaid services, whose revenue was up 10.7%, with prepaid revenue climbing 3.2%. The churn rate improved by 1.7 percentage points, falling to 3.0%.

Fixed-line broadband revenue +4.7% YoY

On the fixed-line platform broadband revenue rose 4.7%, showing a deceleration from the nearly 10% pace observed during the first half of 2020. Corporate network revenue climbed 2.7% while PayTV revenue declined 12.5%, in line with the revenue reductions observed throughout the prior quarters.

EBITDA margin at 40.2%

EBITDA of 4.0 billion reais was slightly up from the year before, 0.2%, partly bogged down by a 6.1% increase in selling and marketing expenses given the strong commercial activity and postpaid net subscriber additions. Our EBITDA margin came in at 40.2%, barely down from the year before, 40.3%.

Depreciation and amortization expenses were up 3.3% year-on-year mostly as a result of the phasing out of parts of the Nextel assets, leading to a 4.6% reduction in operating profits.

INCOME STATEMENT - Brazil Millions of Brl 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 9,833 9,790 0.4% 29,362 29,117 0.8% Total Service Revenue 9,531 9,423 1.1% 28,439 28,277 0.6% Wireless Revenue 4,755 4,467 6.5% 14,005 12,969 8.0% Service Revenue 4,488 4,117 9.0% 13,153 12,168 8.1% Equipment Revenue 267 350 -23.7% 852 801 6.3% Fixed Line Revenue 5,046 5,306 -4.9% 15,289 16,109 -5.1% EBITDA 3,950 3,943 0.2% 11,771 11,469 2.6% % total revenue 40.2% 40.3% 40.1% 39.4% EBIT 1,482 1,554 -4.6% 4,120 4,554 -9.5% % total revenue 15.1% 15.9% 14.0% 15.6% *Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Brazil Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 69,213 60,005 15.3% Postpaid 40,267 33,658 19.6% Prepaid 28,945 26,348 9.9% ARPU (BrL) 22 24 -9.0% Churn (%) 3.0% 4.7% (1.7) Revenue Generating Units (RGUs)* 31,600 32,952 -4.1% * Fixed Line, Broadband and Television.

Colombia

Mobile base up 7.3% YoY and RGUs 7.8% YoY

We gained 313 thousand postpaid and 199 thousand prepaid subscribers in the third quarter, taking our subscriber base to 34.4 million subscribers at the end of the period, a 7.3% increase over September 2020. As for fixed-line RGUs we added 44 thousand broadband accesses, 30 thousand PayTV clients and 41 thousand land-lines, ending the period with 8.8 million accesses, a 7.8% year-on-year expansion.

Fixed-line service revenue up 9.8% YoY

Our Colombian revenue climbed 8.3% to 3.6 trillion colombian pesos with service revenue rising 4.5% and equipment revenue 22.9%. Fixed-line service revenue was up 9.8% on the back of broadband services and that of corporate networks, up 11.0% and 13.3%, respectively. Mobile service revenue grew 1.3% as postpaid revenue expanded 3.4% and prepaid revenue fell 2.6%. In both cases revenue growth has decelerated from prior quarters as a result of increased competition in the market and the ensuing introduction of new commercial plans with increased baskets of data services. ARPU declined 4.7% to 16.7 thousand colombian pesos whereas the churn rate was practically flat from the year-earlier quarter.

EBITDA up 7.8% YoY, EBITDA margin at 43.2%

EBITDA totaled 1.6 trillion colombian pesos for a 7.8% year-on-year increase, with the EBITDA margin remaining roughly flat at 43.2%. Our operating profit jumped 13.2% to slightly below one trillion colombian pesos.

INCOME STATEMENT—Colombia Billions of COP 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 3,649 3,368 8.3% 10,771 9,729 10.7% Total Service Revenue 2,809 2,687 4.5% 8,387 7,833 7.1% Wireless Revenue 2,447 2,300 6.4% 7,181 6,654 7.9% Service Revenue 1,675 1,654 1.3% 5,027 4,828 4.1% Equipment Revenue 772 646 19.5% 2,154 1,826 18.0% Fixed Line Revenue 1,160 1,036 11.9% 3,445 3,016 14.2% EBITDA 1,575 1,461 7.8% 4,637 4,173 11.1% % total revenue 43.2% 43.4% 43.0% 42.9% EBIT 952 841 13.2% 2,772 2,383 16.3% % total revenue 26.1% 25.0% 25.7% 24.5% *Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Colombia Operating Data 3Q21 3Q20 Var.% Wireless Subscribers* (thousands) 34,356 32,024 7.3% Postpaid 8,392 7,564 10.9% Prepaid 25,964 24,460 6.1% ARPU (COP) 16,688 17,509 -4.7% Churn (%) 4.5% 4.7% (0.2) Revenue Generating Units (RGUs)** 8,789 8,155 7.8% * Due to differences in the policy for accounting active subscribers, the figures in this report are different from those published by the Ministry of Communications of Colombia (M inTIC). **Fixed Line, Broadband and Television.

Peru

262k postpaid net adds

Although Peru is still under more restrictive measures than any other country in our region, mobility has been improving, which has allowed us to develop a greater commercial effort. We gained 309 thousand subs, including 262 thousand postpaid clients, the strongest showing in the last five quarters. On the fixed-line platform we added 31 thousand RGUs, including 15 thousand new broadband accesses.

Service revenue +17%, ARPU rising 4.0%

Third quarter revenue totaled 1.6 billion Peruvian soles, up 24.4% year-on-year, with service revenue growth accelerating from 13.7% in the prior quarter to 16.6%. Mobile service revenue increased 15.8% on the back of postpaid revenue that soared 23.0%, with ARPU rising 4.0% to 24 soles. The strength of our network and our brand have gained us the preference of consumers, which is reflected among others, in strong number portability figures.

Fixed-line service revenue up 19% with broadband revenues +29%

Fixed-line service revenue—representing close to 20% of the total—were 18.8% higher than a year before with broadband revenue jumping 29.1%. Revenue from corporate networks was up 9.0% while PayTV revenue increased 5.5% as our IPTV product becomes more popular.

EBITDA +33% YoY

Although costs and expenses were somewhat impacted by the devaluation of the Peruvian sol, 15% vis-à-vis last year, our efforts to maintain a lean operation allowed us to increase EBITDA by 33.4% to 580 million soles. The EBITDA margin for the period came in at 37.0%, up 2.5 percentage points from the year-earlier quarter.

INCOME STATEMENT—Peru Millions of Soles 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 1,567 1,260 24.4% 4,503 3,593 25.3% Total Service Revenue 1,138 976 16.6% 3,271 2,904 12.6% Wireless Revenue 1,268 1,006 26.0% 3,636 2,876 26.4% Service Revenue 844 729 15.8% 2,423 2,201 10.1% Equipment Revenue 424 277 52.8% 1,213 676 79.5% Fixed Line Revenue 294 247 18.8% 849 704 20.6% EBITDA 580 435 33.4% 1,701 1,226 38.8% % total revenue 37.0% 34.5% 37.8% 34.1% EBIT 276 167 65.6% 828 435 90.4% % total revenue 17.6% 13.2% 18.4% 12.1% “ Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Peru Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 11,810 10,552 11.9% Postpaid 4,921 3,992 23.3% Prepaid 6,890 6,560 5.0% ARPU (Sol) 24 23 4.0% Churn(%) 4.0% 3.6% 0.4 Revenue Generating Units (RGUs)* 1,886 1,787 5.5% * Fixed Line, Broadband and Television.

Ecuador

Mobile base up 9.3% YoY

Our operation in Ecuador added 217 thousand prepaid and 22 thousand postpaid subscribers in the third quarter. It had 8.5 million subs at the end of September, a 9.3% increase from the year before.

EBITDA margin at 45%

Revenue totaled 254 million dollars in the quarter, 4.5% less than a year before, as service revenue declined 9.0% on account of postpaid revenue plummeting 18.1% in a difficult economic environment.

EBITDA was down 13.0% to 116 million dollars, with the margin coming down from 49.8% in the third quarter of 2020 to 45.4%. The annual comparison is affected by extraordinary items related to provisions on legal disputes in absence of which EBITDA growth would have been 3.6%.

INCOME STATEMENT—Ecuador Millions of Dollars 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 254 266 -4.5% 760 815 -6.8% Total Service Revenue 225 248 -9.0% 677 743 -9.0% Wireless Revenue 228 239 -4.9% 681 736 -7.5% Service Revenue 200 222 -10.2% 600 668 -10.2% Equipment Revenue 28 17 63.6% 81 68 18.2% Fixed Line Revenue 26 27 -2.4% 79 79 -0.8% EBITDA 116 133 -13.0% 340 383 -11.3% % total revenue 45.4% 49.8% 44.7% 47.0% EBIT 59 78 -23.8% 175 217 -19.3% % total revenue 23.3% 29.2% 23.0% 26.6% * Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Ecuador Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 8,547 7,822 9.3% Postpaid 2,070 2,179 -5.0% Prepaid 6,477 5,643 14.8% ARPU (US$) 8 10 -16.6% Churn(%) 3.3% 4.4% (1.2) Revenue Generating Units (RGUs)* 512 446 14.7% * Fixed Line, Broadband and Television.

Chile

140k postpaid net adds

We obtained 140 thousand postpaid subscribers in the third quarter and disconnected 68 thousand prepaids, ending the quarter with 6.8 million wireless subscribers, 4.8% more than in the year-earlier quarter. On the fixed-line platform we disconnected 26 thousand accesses.

Wireless service revenue +2.1% YoY

Our revenues for the quarter amounted to 215.3 billion Chilean pesos. They were up 11.7% on the back of equipment revenue that increased 55.8% in the quarter as we embarked on a more intense commercial effort. Service revenue was up 1.5% from the year before, with wireless service revenue expanding 2.1% and fixed-line service revenue growing 0.8%. On the mobile operation the churn rate diminished 2.8 percentage points year-on-year.

EBITDA of 38 billion chilean pesos was down 6.2% from the year-earlier quarter, with the EBITDA margin falling to 17.7% from 21.0%.

INCOME STATEMENT - Chile Millions of ChP 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 215,259 192,679 11.7% 609,773 574,382 6.2% Total Service Revenue 161,033 158,644 1.5% 486,133 482,848 0.7% Wireless Revenue 140,063 119,422 17.3% 383,762 357,133 7.5% Service Revenue 87,514 85,693 2.1% 263,012 266,268 -1.2% Equipment Revenue 52,550 33,729 55.8% 120,750 90,865 32.9% Fixed Line Revenue 73,519 72,951 0.8% 223,121 216,580 3.0% EBITDA 38,012 40,513 -6.2% 121,936 122,693 -0.6% % total revenue 17.7% 21.0% 20.0% 21.4% EBIT -28,937 -12,236 -136.5% 8,654 14,010 -38.2% % total revenue -13.4% -6.4% 1.4% 2.4% “Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Chile Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 6,818 6,505 4.8% Postpaid 2,757 2,282 20.8% Prepaid 4,060 4,223 -3.8% ARPU (ChP) 4,508 4,777 -5.6% Churn(%) 4.7% 7.5% (2.8) Revenue Generating Units (RCUs)* 1,345 1,391 -3.3% * Fixed Line, Broadband and Television.

Argentina

For comparison purposes all comments in this section related to annual variations of the presented period for Argentina refer to figures in constant peso terms, that is, adjusted for inflation in accordance to NIC 29. Information for Uruguay and Paraguay is not presented in the table.

270k prepaid net adds and 73k new broadband accesses

The commercial activity at our Argentinean operation was very strong in the third quarter, adding 173 thousand fixed-line RGUs and 352 thousand wireless subscribers, of which 270 thousand were prepaid clients. Of the new RGUs, 73 thousand were broadband accesses and 30 thousand PayTV accesses. RGUs ended the quarter at 1.5 million accesses, 43.8% more than a year before.

Fixed-line service revenue +8.9% YoY

Service revenues of 33.2 billion pesos were 2.6% lower than those obtained a year before in real terms, but on a sequential basis they rose 3.7%. Fixed-line service revenues grew 8.9% annually and 4.0% sequentially on the back of broadband revenues, up 23.9% year on year, and PayTV revenues that more than doubled in the period.

Mobile service revenue +3.7% on a sequential basis

Wireless service revenues were down 4.2% annually—after four quarters of double-digit decline—and rose 3.7% quarter-over-quarter as mobility increased and restrictions were released. Prepaid revenues came in 1.1% above last year and 1.8% higher than in the prior quarter; postpaid revenues showed solid sequential improvement at 4.2%.

EBITDA up 9.6% on a sequential basis

EBITDA for the quarter came in at 16.9 billion Argentinean pesos, 2.5% below last year in real terms, but on a sequential basis it beat inflation and was up 9.6%. The margin for the period stood at 41.0% of revenues, slightly below that seen a year before, 41.6%.

INCOME STATEMENT - Argentina Millions of Constant ARS as of September 2021 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 41,127 41,574 -1.1% 119,159 126,559 -5.8% Total Service Revenue 33,153 34,036 -2.6% 96,830 106,366 -9.0% Wireless Revenue 36,509 37,111 -1.6% 105,956 113,715 -6.8% Service Revenue 28,622 29,873 -4.2% 83,893 94,306 -11.0% Equipment Revenue 7,887 7,237 9.0% 22,063 19,410 13.7% Fixed Line Revenue 4,531 4,162 8.9% 12,937 12,060 7.3% EBITDA 16,876 17,305 -2.5% 47,826 49,444 -33% % total revenue 41.0% 41.6% 40.1% 39.1% EBIT 13,632 13,243 2.9% 37,874 38,136 -0.7% % total revenue 33.1% 31.9% 31.8% 30.1% *Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as transactions. Total revenue include other income. international intercompany Argentina Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 23,049 21,295 8.2% Postpaid 8,724 8,394 3.9% Prepaid 14,325 12,901 11.0% ARPU (ARS) 414 302 36.9% Churn (%) 13% 2.0% (0.7) Revenue Generating Units (RGUs)* 1,535 1,067 43.8% * Fixed Line, Broadband and Television.

Central America

252k mobile net adds

Our Central American operations posted strong numbers in the quarter, adding 252 thousand wireless subscribers, most of them prepaid, and 53 thousand fixed-line RGUs. We finished the quarter with 16.2 million wireless subscribers, an 11.2% increase from the prior year, and 4.4 million RGUs.

Service revenue +4.6% YoY with mobile service revenue +5.9% YoY

Revenue came in at 598 million dollars, up 8.3% from the year-earlier quarter, with service revenue expanding 4.6% on the back of 5.9% mobile revenue growth; fixed-line service revenue climbed 2.4%.

EBITDA +17% YoY

The greater operating leverage coming from revenue growth resulted in EBITDA jumping 16.8% to 259 million dollars, as the EBITDA margin expanded from 40.1% to 43.2%.

INCOME STATEMENT—Central America Millions of Dollars 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue 598 552 8.3% 1,777 1,668 6.5% Total Service Revenue 521 498 4.6% 1,553 1,500 3.5% Wireless Revenue 405 365 10.9% 1,201 1,103 8.9% Service Revenue 338 320 5.9% 1,008 963 4.7% Equipment Revenue 66 45 46.1% 194 141 37.6% Fixed Line Revenue 189 183 3.2% 563 554 1.6% EBITDA 259 221 16.8% 754 651 15.8% % total revenue 43.2% 40.1% 42.4% 39.0% EBIT 119 55 118.0% 334 195 71.8% % total revenue 19.9% 9.9% 18.8% 11.7% * Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Central America Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 16,165 14,533 11.2% Postpaid 2,344 2,362 -0.8% Prepaid 13,820 12,171 13.6% ARPU (US$) 7 8 -6.7% Churn(%) 5.9% 6.3% (0.4) Revenue Generating Units (RCUs)* 4,380 4,227 3.6% * Fixed Line, Broadband and Television.

Caribbean

137k mobile net adds in Dominican Republic and 26k in Puerto Rico

We added 137 thousand subscribers in the Dominican Republic and 26 thousand in Puerto Rico in the third quarter with fixed-line RGUs increasing 11 thousand in the former and remaining almost flat in the latter.

Service revenue up 7.0% in Dominicana and EBITDA Margin at 51.5%

Our operation in Dominicana posted service revenue growth of 7.0% with mobile service revenues rising 7.7% and fixed-line revenue increasing 6.0%. All revenue lines showed improvements compared to a year before but fixed broadband and prepaid led the growth: they were up 20.8% and 12.3% year-on-year, respectively. EBITDA reached record high levels of 7.2 billion Dominican pesos, up 14.6% year-on-year. The EBITDA margin climbed three percentage points over the year to 51.5%.

During the quarter we signed the extension of our concession for an additional 20 years and in addition were granted the use of 70MHz of spectrum in the 3.5GHz frequency that will complement the 30MHz we already have which will allow us to bring 5G services in the future.

Service revenue +4.2% in Puerto Rico

In Puerto Rico service revenue rose 4.2% annually to 175 million dollars driven by mobile services. Wireless service revenue increased 14.5% year-on-year as postpaid revenue grew 15.3% while prepaid rose 10.0%. Fixed-line service revenue declined 8.7% dragged by corporate network revenue that fell as a result of price declines and aggressive competition in that segment. Broadband and PayTV revenue were up 2.5% and 2.0%, respectively. We launched in August our IPTV offering, ClaroTV, which has been well received by our clients.

INCOME STATEMENT - Caribbean Millions of Dollars 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 463 439 5.5% 1382 1,279 8.1% Total Service Revenue 405 377 7.2% 1,204 1,127 6.8% Wireless Revenue 294 272 8.2% 876 777 12.7% Service Revenue 240 214 12.2% 704 631 11.7% Equipment Revenue 54 58 -6.4% 171 146 17.1% Fixed Line Revenue 167 166 0.1% 506 505 0.1% EBITDA 168 150 12.3% 500 423 18.2% % total revenue 36.3% 34.1% 36.2% 33.1% EBIT 83 69 21.8% 248 178 39.2% % total revenue 18.1% 15.6% 18.0% 13.9% “Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. Total revenue include other income. Caribbean Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 6,876 6,237 10.3% Postpaid 2,130 2,024 5.2% Prepaid 4,747 4,213 12.7% ARPU (US$) 12 12 23% Churn (%) 3.1% 33% -0.2 Revenue Generating Units (RGUs)* 2,630 2,532 3.8% “Fixed Line, Broadband and Television.

Austria

154K mobile net adds

We gained 154 thousand wireless subscribers in the third quarter and disconnected 23 thousand fixed-line RGUs, of which 13 thousand were land-lines. Our wireless subscriber base stood at 7.6 million at the end of September, representing a 10.2% increase from a year before. Fixed-line RGUs, 3.1 million, were down 2.8% year-on-year.

Mobile service up 6.9% YoY and fixed-line service revenue 2.1% YoY

Third quarter revenue totaled 673 million euros for a 2.3% year-on-year increase. Service revenue was up 4.1% with mobile service revenue growth accelerating to 6.9% from 3.4% the prior quarter, driven by postpaid revenue that was up 7.5% compared to 3.6% the precedent quarter. Revenue growth was supported by 5G services and our fixed-mobile product. On the fixed-line platform service revenue climbed 2.1%.

EBITDA +5.4% YoY

EBITDA rose 5.4% to 279 million euros leading to a 6.2% increase in operating profits. The EBITDA margin expanded 1.2 percentage points in the period, to 41.5%. Before restructuring charges EBITDA stood at 300 million euros, equivalent to 44.6% of revenue.

INCOME STATEMENT (In accordance with IFRS 16) - Austria Millions of Euros 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue 673 657 23% 1,996 1,941 2.9 % Total Service Revenue 601 578 4.1% 1,773 1,729 2.5 % Wireless Revenue 303 292 3.8% 888 857 3.6 % Service Revenue 252 236 6.9% 729 706 3.3 % Equipment Revenue 50 56 -9.6% 159 151 5.0 % Fixed Line Revenue 359 352 1.8% 1,072 1,049 2.2 % EBITDA 279 265 5.4% 757 722 4.9% % total revenue 41.5% 40.3% 37.9% 37.2 % Adjusted EBITDA(1) 300 286 5.0% 820 784 4.7% % total revenue 44.6% 43.5% 41.1% 40.4 % EBIT 144 135 6.2% 347 331 4.8% % total revenue 21.4% 20.6% 17.4% 17.0 % For further detail please visit www.al.group/en/investor-relations (1) Does not include restructuring charges in Austria. Austria Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands)* 7,638 6,930 10.2% Revenue Generating Units (RGUs)** 3,063 3,152 -2.8% * Includes Al subscribers. **Fixed Line, Broadband and Television.

Other European

253k mobile net adds

Our Eastern European operations gained 253 thousand wireless subscribers and six thousand fixed-line RGUs in the third quarter, all of them broadband accesses. At the end of September they had 15.1 million mobile subscribers and 3.0 million RGUs.

Service revenue +10% YoY

All of our operations in Eastern Europe posted service revenue growth in the third quarter. Altogether they generated service revenue of 424 million euros, 10.4% more than a year before. Most of the countries have benefited from the fast adoption of fixed-mobile offerings, from a rebound of roaming revenue and from 5G services with higher tariff plans, all of which helped bring about a 10.8% increase in mobile service revenue. Fixed-line service revenue also showed a solid performance, growing 9.2% thanks to upselling of broadband plans to higher speeds and bandwidth in every country and to greater PayTV and content offerings in Bulgaria and Croatia. In Belarus, service revenue increased 9.4% due to strong commercial performance in the postpaid segment and to upselling and cross-selling to multi-play offerings in the fixed-line segment.

EBITDA up 11% YoY

EBITDA reached 212 million euros, 11.3% more than in the year earlier quarter. All countries reported strong EBITDA growth—except for Slovenia which had much higher advertising and maintenance costs—as a result of top line growth and cost control. The EBITDA margin was up 40 basis points to 38.8%

INCOME STATEMENT (In accordance with IFRS 16) - Other European Millions of Euros 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue* 545 495 10.3% 1,536 1,446 6.2 % Total Service Revenue 424 384 10.4% 1,196 1,134 5.4 % Wireless Revenue 428 389 9.9% 1,198 1,122 6.8 % Service Revenue 322 290 10.8% 899 854 5.3 % Equipment Revenue 106 99 7.4% 299 268 11.7 % Fixed Line Revenue 109 97 11.9% 313 300 4.3 % EBITDA 212 190 11.3% 585 534 9.6% % total revenue 38.8% 38.5% 38.1% 36.9 % EBIT 112 91 24.0% 289 226 27.4% % total revenue 20.6% 18.3% 18.8% 15.7% *Revenue reflect eliminations derived from both the overlap of fixed and mobile operations as well as international intercompany transactions. For further detail please visit www.al.group/en/investor-relations Other European Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 15,094 14,679 2.8% Revenue Generating Units (RGUs)* 2,992 2,914 2.7% *Fixed Line, Broadband and Television.

United States

185k mobile disconnections

We registered subscriber losses of 185 thousand in the quarter to finish September with 20.1 million clients. Our operation has been affected by the limited supply of handsets, especially in the range of mid and low-prices.

Service revenue +2.9% YoY

Revenue totaled 2.1 billion dollars in the quarter. At 1.8 billion dollars, service revenue were 2.9% higher than a year before as we continue to focus on upselling clients to higher ARPU brands. Our ARPU increased 6.6% year-on-year to 30 dollars.

EBITDA +11.9% YoY

With lower subscriber growth, EBITDA climbed 11.9% to 301 million dollars. Our EBITDA margin reached 14.4%, its best level in at least five quarters.

INCOME STATEMENT - United States Millions of Dollars 3Q21 3Q20 Var.% Jan-Sep 21 Jan-Sep 20 Var.% Total Revenue 2.091 2,043 2.4% 6,254 6,116 2.3% Service Revenue 1,815 1,764 2.9% 5,384 5,185 3.8% Equipment Revenue 276 278 -0.8% 870 930 -6.5% EBITDA 301 269 11.9% 758 698 8.6% % total revenue 14.4% 13.2% 12.1% 11.4% EBIT 294 251 17.1% 735 643 14.3% % total revenue 14.0% 12.3% 11.8% 10.5% United States Operating Data 3Q21 3Q20 Var.% Wireless Subscribers (thousands) 20,149 20,876 -3.5% Straight Talk 9,511 9,683 -1.8% Safe Link 1,730 2,017 -14.2% Other Brands 8,908 9,176 -2.9% ARPU (US$) 30 28 6.6% Churn (%) 3.8% 3.5% 0.3

Glossary of Terms

ARPU	Average Revenue per User. The ratio of service revenues in a given period to the average number of wireless subscribers in the same period. It is presented on a monthly basis.

ARPM	Average Revenue per Minute. The ratio of service revenues to airtime traffic.

Capex	Capital Expenditure. Accrued capital expenditures related to the expansion of the telecommunications infrastructure.

Churn	Disconnection Rate. The ratio of wireless subscribers disconnected during a given period to the number of wireless subscribers at the beginning of that period.

EBIT	Earnings Before Interest and Taxes, also known as Operating Profit.

EBIT margin	The ratio of EBIT to total operating revenue.

EBITDA EBITDAaL	Earnings Before Interest, Taxes, Depreciation, and Amortization. Earnings Before Interest, Taxes, Depreciation, and Amortization. Adjusted after leases.

EBITDA margin	The ratio of EBITDA to total operating revenue.

EPS (Mexican pesos)	Earnings per share. Total earnings in Mexican pesos divided by total shares.

Earnings per ADR (US$)	Total earnings in U.S. dollars divided by total ADRs equivalent.

LTE	Long-term evolution is a 4th generation standard for wireless communication of high-speed data for mobile phones and data terminals.

Market share	A company’s subscribers base divided by the total number of subscribers in that country.

MBOU	Megabytes of Use per subscriber. The ratio of wireless data in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis

MOU	Minutes of Use per subscriber. The ratio of wireless traffic in a given period to the average number of wireless subscribers in that same period. It is presented on a monthly basis.

Net subscriber additions	The difference in the subscriber base from one period to another. It is the different between gross additions and disconnections

Net debt	Total short and long term debt minus cash and marketable securities.

Net debt/ EBITDA	The ratio of total short and long term debt minus cash and securities to trailing 12-month income before interest, taxes, depreciation and amortization.

Prepaid	Subscriber that may purchase airtime to recharge a cellualr phone. Te client does not hold a contract with the company for voice and data services.

Postpaid	Subscriber that has a contract for the use of airtime. The client has no need of activating airtime, it is done so immediately.

SMS	Short Message Service.

SAC

Subscriber Acquisition Cost. The sum of handset subsidies, marketing expenses and commissions to distributors for handset activation. Handset subsidy is calculated as the difference between equipment cost and equipment revenues.

Wireless penetration	The ratio of total wireless subscribers in any given country divided by the total population in that country.

Gross additions	Total number of subscribers acquired during the period.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2021	AMÉRICA MÓVIL, S.A.B. DE C.V.

	By:	/s/ Carlos José García Moreno Elizondo
	Name:	Carlos José García Moreno Elizondo
	Title:	Chief Financial Officer